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January 11, 2023

VIA EDGAR

Mr. Bernard Nolan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Post-Effective Amendment No. 349 to the Registration Statement on Form N-1A of BlackRock Funds III (the “Trust”) on behalf of its series, BlackRock Diversified Fixed Income Fund (File Nos. 33-54126 and 811-07332)

Dear Mr. Nolan:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 349 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of BlackRock Diversified Fixed Income Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on January 11, 2023.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Mr. Bernard Nolan of the staff (the “Staff”) of the Securities and Exchange Commission (the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

January 11, 2023

“Commission”) on November 10, 2022 regarding the Trust’s Post-Effective Amendment No. 347 to its Registration Statement filed with the Commission on September 30, 2022 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus

Fee Table

Comment 1:    Please provide the completed fee table and expense examples for the Fund’s shares a week prior to the effectiveness of the Fund’s registration statement.

Response:    The completed fee table and expense examples for the Fund’s shares were provided supplementally to the Staff on January 5, 2023.

Investment Strategies

Comment 2:    The Fund’s principal strategies state that the Fund “may invest in bonds issued by companies located in countries other than the United States, including companies in emerging markets. These securities may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, floating rate, zero coupon, contingent, deferred, payment in kind and auction rate features.” Consider clarifying this disclosure to indicate whether all fixed income securities in which the Fund may invest can have the terms and features described above or just bonds issued by companies located in countries other than the United States.

Response:     The Trust has revised the Fund’s principal strategies to read as follows:

The Fund may invest in bonds issued by companies located in countries other than the United States, including companies in emerging markets. ~~These securities~~ The fixed income instruments in which the Fund invests may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, floating rate, zero coupon, contingent, deferred, payment in kind and auction rate features.

Comment 3:    The Fund’s principal strategies state that the Fund “seeks to invest a substantial portion of its assets in U.S.-registered, dollar-denominated bonds.” Consider clarifying this disclosure to either quantify what portion of the Fund’s assets may be invested in U.S.-registered, dollar-denominated bonds or otherwise explain what is meant by “a substantial portion.”

January 11, 2023

Response:     In response to the Staff’s comment, the Trust has replaced the above-referenced disclosure with the following:

“The Fund seeks to invest a substantial portion (generally, at least 60% at notional value) of its assets in U.S. registered, dollar-denominated bonds or derivatives with similar economic characteristics.”

Comment 4:    The section entitled “Details About the Fund—Investment Process” states that the Fund “may engage in active and frequent trading of portfolio securities to achieve its primary investment strategies.”

Please consider disclosing the tax consequences of high portfolio turnover in the Fund’s portfolio. See Item 9(b)(1), Instruction 7, of Form N-1A.

Response:     The Trust has moved the sentence above from the “Investment Process” section to the “Principal Investment Strategies of the Fund” section. In addition, the Trust has added the following risk factor under “Principal Risks of Investing in the Fund”:

High Portfolio Turnover Risk — The Fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover (more than 100%) may result in increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of Fund portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies. These effects of higher than normal portfolio turnover may adversely affect Fund performance.

Comment 5:    The section entitled “Details About the Fund—How the Fund Invests—Other Strategies Applicable to the Fund—Temporary Defensive Strategies” discloses certain types of investments that the Fund may use for temporary defensive purposes. Consider disclosing the reasons the Fund may deploy a temporary defensive strategy. See Item 9(b)(1), Instruction 6, of Form N-1A.

Response:     The Trust has deleted the section entitled “Details About the Fund—How the Fund Invests—Other Strategies Applicable to the Fund—Temporary Defensive Strategies” in its entirety and replaced it with the following:

Temporary Defensive Strategies — For temporary defensive purposes, for example, to respond to adverse market, economic, political or other conditions, the Fund may depart from its principal investment strategies and may restrict the markets in which it invests and may invest without limitation in cash, cash equivalents, money market securities, such as U.S. Treasury and agency obligations, other U.S. Government securities, short-term debt obligations of corporate issuers, certificates of deposit, bankers acceptances,

January 11, 2023

commercial paper (short-term, unsecured, negotiable promissory notes of a domestic or foreign issuer) or other high quality fixed income securities. Temporary defensive positions may affect the Fund’s ability to achieve its investment objective.

Risk Factors

Comment 6:    The Staff notes that the section entitled “Details About the Fund—Investment Risks—Principal Risks of Investing in the Fund—Foreign Securities Risk” contains the following disclosure:

Currency Risk — Securities and other instruments in which the Fund invests may be denominated or quoted in currencies other than the U.S. dollar. For this reason, changes in foreign currency exchange rates can affect the value of the Fund’s portfolio.

Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as “currency risk,” means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.

The Staff notes that investments in foreign securities that are U.S. registered and U.S.-dollar denominated may present a different type of currency risk that might be material to the Fund. Insofar as a foreign issuer’s functional currency is a currency other than the U.S. dollar, and such currency decreases in value against the U.S. dollar, an issuer’s ability to repay bondholders might be materially impacted. Consider whether such a risk is applicable and, if so, consider disclosing or otherwise explaining in correspondence.

Response:     The Trust has amended the disclosure in the section entitled “Details About the Fund—Investment Risks—Principal Risks of Investing in the Fund—Foreign Securities Risk” to add the following:

Should the Fund invest in a debt security denominated in U.S. dollars and issued by an issuer whose functional currency is a currency other than the U.S. dollar, and such currency decreases in value against the U.S. dollar, such issuer’s ability to repay its obligation under the U.S. dollar-denominated security may be negatively impacted.

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January 11, 2023

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Jessica Holly

Douglas E. McCormack